# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number _____0-16174_____

**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131  Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

| Contact: | Elana Holzman | Teva Pharmaceutical Industries Ltd. | +972 (3) 9267554 |
| | Kevin Mannix | Teva North America | +1 (215) 5918912 |

**For immediate release**


## TEVA ANNOUNCES COMPLETION OF $2.5 BILLION OF SENIOR NOTES OFFERING

### Secures financing for ratiopharm acquisition

**Jerusalem, Israel, June 18, 2010** – Teva Pharmaceutical Industries Limited (NASDAQ: TEVA) ("Teva") announced today that it has closed the previously announced offering, by its special purpose finance subsidiaries, of a debt offering in three tranches:

- $500 million of LIBOR+0.40% floating rate senior notes maturing in December 2011;
- $1.0 billion of 1.50% fixed rate senior notes maturing in June 2012; and
- $1.0 billion of 3.00% fixed rate senior notes maturing in June 2015.

The notes were sold at a price of $1,000.00, $999.02 and $998.76 per $1,000 principal amount, respectively, and are guaranteed by Teva. These securities were offered pursuant to Teva's effective shelf registration statement previously filed with the Securities and Exchange Commission.

Teva expects to use the proceeds from this offering to pay a portion of the purchase price for the acquisition of Merckle-ratiopharm group, repay approximately $800 million of existing debt and for general corporate purposes. As a result of the offering, Teva, in combination with committed loan facilities and cash on hand, has secured sufficient financing to finance the acquisition of ratiopharm.

"We are pleased with today's results, having raised the necessary capital to complete the ratiopharm acquisition – through the debt offering and new loan commitments – while maintaining our current credit ratings," noted Eyal Desheh, Teva's Chief Financial Officer. "We intend to continue to maintain a strong balance sheet following the completion of the acquisition, with sufficient resources to support the continued growth of our business and with ample flexibility for potential future strategic opportunities. We continue to make progress to obtain the necessary regulatory approvals for this acquisition, which we expect will close before the end of the year."

This announcement shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of the above described securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

### About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 15 pharmaceutical companies in the world and is the leading generic pharmaceuticals company.  The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

*Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management, including expectations regarding the use of the proceeds of this offering. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional*

*pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, and Protonix®, current economic conditions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, especially Copaxone®, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, the effects of reforms in healthcare regulation, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, potential tax liabilities that may arise should our agreements (including intercompany arrangements), be challenged successfully by tax authorities, our ability to successfully identify, consummate and integrate acquisitions and other business combinations (including our pending acquisition of ratiopharm), the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, as well as to credit risk, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the increased government scrutiny of our agreements with brand companies in both the U.S. and Europe, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2009, in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").*

###



**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
              (Registrant)

By:                          /s/  Eyal Desheh
                          Name: Eyal Desheh
                          Title: Chief Financial Officer

Date June 18, 2010